

New York Stock Exchange
11 Wall Street
New York, NY 10005

June 17, 2019

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the
following securities of Chubb INA Holdings Inc. guaranteed by Chubb Limited, under the
Exchange Act of 1934:

- 0.875% Senior Notes due 2027
- 1.400% Senior Notes due 2031

Sincerely,